3811 VALLEY CENTRE DRIVE
SUITE 500
SAN DIEGO
CALIFORNIA 92130-2332

TELEPHONE: 858.720.5100
FACSIMILE: 858.720.5125

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,
ORANGE COUNTY, SACRAMENTO,
WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

June 7, 2005	Writer’s Direct Contact
858/720-5198
SRowles@mofo.com

Via Edgarlink and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Ms. Kaitlan Tillan, Assistant Chief Accountant
Mr. Tom Jones
Mr. Eric Atallah

Re:	Endocare, Inc.
Registration Statement on Form S-2 filed April 5, 2005
File No. 333-123866

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Endocare, Inc. (the “Company”), is Pre-Effective Amendment No. 1 (the “Amendment”), amending the Company’s Registration Statement on Form S-2, originally filed with the Securities and Exchange Commission on April 5, 2005 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.

The Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated May 4, 2005 (the “Staff Letter”) with respect to the Registration Statement and the Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.

June 7, 2005
Page Two

Registration Statement on Form S-2

Fee Table

1.	Please clarify whether the investors in this offering will also be sold the rights mentioned in the second risk factor on page 8.

Response to Comment #1

The Company has added a footnote to the fee table to clarify that each share of Common Stock is paired with a stock purchase right under the Company’s Stockholder Rights Plan.

Prospectus Summary – Page 4

2.	Please explain the terms “cryoablation procedures” and “cryosurgical technologies.”

Response to Comment #2

The Company has added language to explain the term “cryoablation procedures” refers to medical procedures in which ice is used to destroy tissue, such as tumors, for therapeutic purposes. The Company also has added language to explain that the term “cryosurgical technologies” refers to technologies relating to the use of ice in surgical procedures, including cryoablation procedures.

3.	Clearly distinguish between the medical indications for which your product has received FDA clearance and those which would constitute “off label” use. Likewise clearly distinguish between the markets from which you currently generate revenue and those which are solely potential markets.

Response to Comment #3

The Company’s cryosurgical device has received FDA clearance for use for cryosurgical ablation of “soft tissue.” The Company is not aware of any “off label” use currently being performed with the device in the marketplace. The Company does not believe that there are any markets for the device that are solely potential markets (i.e., from which the Company does not currently generate revenues).

June 7, 2005
Page Three

We face risks related to investigations – Page 5

4.	Briefly highlight the subject of the statements mentioned in the first sentence.

Response to Comment #4

The Company has added language to refer to “statements regarding our financial results and related matters.”

Our common stock was delisted – Page 6

5.	Briefly highlight why your stock was delisted. Also, with a view toward clarifying the last sentence of the first paragraph, tell us:

•	Whether you satisfy the objective criteria for listing on a national stock exchange,

•	What steps you have taken to relist your stock, and

•	When you intend to complete the listing application process.

Response to Comment #5

The Company has revised the first sentence of the first paragraph to read: “Our common stock was delisted from The Nasdaq Stock Market on January 16, 2003 because of our failure to keep current in filing our periodic reports with the SEC.” The Company also has replaced the last sentence of the first paragraph with the following disclosure: “We have been in discussions with the American Stock Exchange (“AMEX”) and have had an initial discussion with Nasdaq regarding the relisting of our common stock. We hope that our common stock will be relisted with either AMEX, the Nasdaq SmallCap Market or the Nasdaq National Market System by the end of 2005. We believe that we currently satisfy all of the objective criteria for relisting on AMEX, and we believe that we currently satisfy all of the objective criteria for relisting on the Nasdaq SmallCap Market and the Nasdaq National Market System, except for the minimum bid price requirements applicable to the two Nasdaq markets. In order to satisfy the minimum bid price requirements, we may attempt to effectuate a reverse stock split. Any reverse stock split would require the prior approval of our stockholders at a stockholders meeting, because our charter prohibits stockholder action by written consent.”

June 7, 2005
Page Four

There is uncertain relating to third party reimbursement, which is critical ... products – Page 7

6.	Please expand the appropriate section to discuss in greater detail “certain of our business practices do not fit or will not fit ... anti-kickback law” such as which business practices do not fit within the safe harbor, which certain practices will not fit within the safe harbor, what changes have occurred that they won’t fall within the safe harbor, etc.

Response to Comment #6

The anti-kickback law and the safe harbor regulations are summarized on pages 12-13 of the Form 10-K. First, the Company notes that there have not been any changes that cause its practices not to fit within a safe harbor. Rather, certain practices fit within a safe harbor (e.g., any discounted pricing on items/services is structured to fit the discount safe harbor as well as the statutory discount exception), while the Company’s service agreements with physicians-owned entities do not fit completely within a safe harbor. However, failure to fit within a safe harbor does not mean that a practice violates the anti-kickback law, and many common arrangements in the health care industry do not fit a safe harbor, yet are not violations of the anti-kickback law. For example, the safe harbor for equipment leases and the safe harbor for personal services both require that the aggregate amount of the rental or service payment be fixed in advance for the term of the arrangement, which must be at least one year. However, where the need for medical services/procedures is not known in advance, it is sometimes more appropriate to arrange for payment on a per service or per procedure basis, rather than determining a year’s total compensation in advance. For the reasons described below, certain of the Company’s arrangements with physician-owned entities provide for payment on a per service basis.

In the case of cryosurgery, as well as other procedures that involve new and/or expensive technology, hospitals often do not want to invest in the required capital equipment (e.g., the CS System, at a cost of approximately $150,000 to $200,000 per unit). Rather, hospitals enter into arrangements with specialty mobile service providers or equipment manufacturers to obtain the use of the necessary equipment and disposable items (e.g., cryoprobes), as well as technician services, where applicable, on a per procedure basis. In the case of cryosurgery equipment and disposables, some physicians have formed or invested in mobile service providers that provide cryosurgery equipment, disposables and services directly to hospitals. In such cases, the Company’s relationship to the physicians-owned entities is only as a seller of its products, where discounts are provided in accordance with the discount safe harbor. However, in some cases, the Company itself contracts directly with hospitals to provide the necessary equipment, disposables and technical support. Such contracts generally provide for the hospital to pay for the equipment/disposables/support package on a per procedure basis. Since the Company is primarily in the business of selling its equipment and disposables, even when the Company itself contracts to provide equipment to hospitals,

June 7, 2005
Page Five

whenever possible, the Company subcontracts with a mobile service provider or other equipment owner to furnish the equipment as the Company’s subcontractor. A significant number of these businesses are owned entirely or in part by urologists who purchase the equipment in order to make cryosurgery available in their communities. Since the hospitals pay the Company on a per procedure basis, the Company in turn pays its subcontractor on a per procedure basis pursuant to a service agreement. These service agreements do not meet a safe harbor since, as noted above, the safe harbors for equipment leases and service arrangements require that the aggregate payment for the term of the arrangement must be set in advance. Although the service agreements do not meet a safe harbor, the terms of the service agreements between physician-owned entities and the Company include the following elements intended to address anti-kickback law concerns:

•	Physician-owned subcontractors are not compensated or otherwise treated differently than non-physician-owned entities;

•	The per service payments under the subcontracts are intended to reflect fair market value for the items/services provided by the subcontractors;

•	Subcontracts are in writing and include a number of representations regarding health care regulatory compliance issues, including requiring the subcontractor to represent that distributions to physician owners of the subcontractor are not based on referrals; and

•	Physicians must make significant investments in order to purchase the Company’s equipment. The fact that the physicians have assumed bona fide business risk is an important factor in demonstrating that the arrangement is not simply a way for physicians to profit from their referrals.

We face risks relating to compliance with new federal requirements ... information – Page 9

7.	Please explain the term “HIPAA.”

Response to Comment #7

The Company has added the following sentence: “The term HIPAA refers to the Health Insurance Portability and Accountability Act of 1996, a federal statute that, among other things, regulates the transmission and retention of health information.”

We could be negatively impacted – Page 10

8.	Briefly highlight the nature of your financial relationships that present the risk cited.

June 7, 2005
Page Six

Response to Comment #8

The Company is not a provider of “designated health services” (“DHS”) for Stark Law purposes. Therefore, the Company’s relationships with physicians do not directly implicate the Stark Law. However, the Company discusses the Stark Law on pages 7-8 of the Form S-2 because the hospitals that purchase the Company’s products are DHS providers. A contract between the Company and a hospital, combined with the related service contract between a physician-owned entity and the Company (discussed in response to Comment #6, above) gives rise to an “indirect compensation arrangement” between the physician owners and the hospital for Stark Law purposes. There is a Stark Law exception for indirect compensation arrangements that applies if:

(1) Fair Market Value Compensation. The compensation to the physician under the arrangement (or, if the first link in the chain of arrangements between the parties is an ownership or investment interest by the referring physician, the first entity up the chain that has a direct compensation arrangement with next link in the chain) represents fair market value, and is not determined in a manner that takes into account the volume or value of referrals or other business generated by the physician for the DHS entity.

(2) Written Contract. The arrangement is set out in writing, signed by the parties, and specifies the services covered by the arrangement.

(3) Anti-Kickback Law Compliance. The arrangement does not violate the anti-kickback law.

Here, as noted above in connection with the response to Comment #6, the service agreements are in writing, the per service payments are not determined in a manner that takes into account referrals by owner-physicians to the hospital, and the Company believes that the arrangements do not violate the anti-kickback law. Nevertheless, the Stark Law is highlighted as a risk area because the regulations in this area are relatively new and quite complex. Therefore, any health care company that does business with physicians and hospitals must acknowledge some level of Stark Law risk.

Finally, although the Company is not a provider of DHS, Timm Medical is a DHS provider. However, Timm Medical’s only financial relationship with referring physicians is that Timm Medical occasionally sells devices to physicians, at a price determined to represent fair market value. Sales to physicians are covered by a Stark Law exception for sales to physicians at a price consistent with fair market value.

June 7, 2005
Page Seven

Our intangible assets and goodwill could become impaired – Page 12

9.	Please briefly highlight the operational circumstances that led you to conclude that the impairment charge and write-off was necessary.

Response to Comment #9

The Company has revised the risk factor to indicate that the impairment arose in 2004 due to declining revenues, turnover in sales force and below average growth as compared to general industry trends.

Selling Securityholders – Page 15

10.	Please supplementally advise whether any of the selling security holders are broker-dealers.

Response to Comment #10

Based on completed questionnaires received from the selling security holders, none of the selling security holders is a registered broker-dealer. The following selling security holders have indicated that they are affiliates of registered broker-dealers: Arbor Partners, L.P.; GW 2001 Fund, L.P.; Weber Capital Partners, L.P.; WPG Opportunistic Value Fund, L.P.; and WPG Opportunistic Value Overseas, L.P. Each selling security holder that is an affiliate of a registered broker-dealer has certified to the Company that it bought the securities being registered in the ordinary course of business, and at the time of the purchase of such securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

11.	Revise the language of the third paragraph to more closely track the language of Rule 416(a).

Response to Comment #11

The Company has revised the language in the third paragraph to more closely track the language of Rule 416(a).

Stockholder Rights Plan – Page 22

12.	Please balance the disclosure in the second sentence with equally prominent disclosure regarding how the plan could deter or prevent transactions that shareholders deem to be in their interests. Also add appropriate risk factors.

June 7, 2005
Page Eight

Response to Comment #12

The Company has added disclosure regarding how the plan could deter or prevent transactions that stockholders deem to be in their interests. The Form S-2 includes a risk factor entitled, “We could be difficult to acquire due to anti-takeover provisions in our charter, our stockholder rights plan and Delaware law.” The Company has revised this risk factor to state specifically that the Company’s stockholder rights plan and other anti-takeover provisions could deter or prevent transactions that stockholders deem to be in their interests.

13.	Explain clearly how the plan operates to achieve the goals mentioned in the second sentence.

Response to Comment #13

The Company has added disclosure that explains how the plan operates to achieve the goals mentioned in the second sentence.

Where you can find more information – Page 25

14.	Please revise the paragraph numbered “4” to clarify that you are not “forward incorporating” your filings by reference.

Response to Comment #14

The Company has revised the paragraph previously numbered “4” (now numbered “8”) to clarify that it is not “forward incorporating” its filings by reference.

Annual Report on Form 10-K for the year ended December 31, 2004

The History of Cryosurgery – Page 3

15.	Please expand the disclosure to clarify, if true, that “Newly published ten-year data” is based on your study.

Response to Comment #15

The newly published ten-year data results from a third-party study conducted by an affiliate of Roper Hospital in Charleston, South Carolina. The Company did not fund any part of the study. However, the Company recently agreed to fund the printing of a poster regarding the study for display at the American Urologist Association annual meeting. A printing credit will be displayed on the poster. The Company’s cost for this poster is approximately $300.

June 7, 2005
Page Nine

Key Clinical Advantages of our Cryocare CS System – Page 4

16.	Please tell us about any adverse effects from your products and where you have disclosed those effects to balance your disclosure of the advantages of your system.

Response to Comment #16

Under “The History of Cryosurgery” in Part I, Item 1 of the Form 10-K, the Company states: “Although effective in killing cancer cells, the inability to control the amount of tissue frozen during the procedure prevented broad use and development of cryosurgery for prostate cancer. The initial limitations in the application of cryosurgery continue to contribute to a lack of widespread acceptance of the procedure today.” The Form 10-K describes how the Company’s products include ultrasound imaging and other features designed to give the physician more precise control over the amount of tissue frozen during the procedure. The Company believes that its products thereby address the primary negative factor previously associated with the use of cryosurgical products. As indicated in the Form 10-K, newly published ten-year data suggests that cryosurgery may be able to deliver disease-free rates comparable to radical surgery and radiation, but with the benefit of lower rates of incontinence and mortality, shorter recovery periods and relatively minimal complications.

Part I, Item 1 of the Form 10-K and the Form S-2 include a risk factor entitled, “Our success is reliant on the acceptance by doctors and patients of the Cryocare Surgical System as a preferred treatment for tumor ablation.” This risk factor points out several negative factors (e.g., high cancer recurrence, rectal fistulae and incontinence) previously associated with cryosurgery and the related negative publicity that the Company must overcome.

Raw Materials – Page 7

17.	Please describe the material terms of your material supply agreements, including duration and termination provisions. Also file the agreements as exhibits.

Response to Comment #17

The Company does not believe that any of its supply agreements constitutes a material contract as defined in Regulation S-K Item 601(b)(10). The Company does rely on third party suppliers to provide certain critical components of its product lines, as described in the Form 10-K. As noted in the Form 10-K, in certain cases the suppliers are the Company’s sole source of supply currently for these components. However, the Company believes that it could locate alternative sources of supply upon such terms and within such a timeframe as would not result in a material adverse effect on the Company. In future filings, the Company will revise its disclosure under “Raw Materials” to clarify that the Company is not currently subject to any supply arrangements the loss of which the Company believes would result in a material adverse effect on the Company.

June 7, 2005
Page Ten

Government Contracts – Page 10

18.	Please supplementally advise whether your bid has been accepted.

Response to Comment #18

The bid of Timm Medical, the Company’s subsidiary, was accepted by the Department of Veterans Affairs, and as a result Timm Medical’s contract has been renewed. The Company does not believe that this contract is material to the Company.

Health Care Regulatory Issues – Page 12

19.	Provide more specific disclosure about how your operations fit within these laws. For example, we note your disclosure on page regarding your relationships with third parties owned or controlled by urologists.

Response to Comment #19

The responses to Comments #6 and #8, set forth above, address more specifically how the Company’s operations fit within the anti-kickback law and the Stark Law. As noted in those responses, these laws (as well as state law versions of the anti-kickback law and Stark Law) impact the Company’s relationships with urologists and with entities owned or controlled by urologists The response to Comment #20 addresses HIPAA compliance.

HIPAA and Other Privacy Laws – Page 13

20.	Please supplementally advise of the status of your efforts discussed in the last sentence of the second paragraph of this section.

Response to Comment #20

The Company has informed us that it achieved compliance in all material respects with the HIPAA security standards by the April 20, 2005 deadline.

Competition – Page 14

21.	Please clarify whether competitors currently provide cryoablation products that compete with yours. Clarify your competitive position relative to those products.

Response to Comment #21

Currently, only ONCURA provides cryoablation products that compete with the Company’s cryoablation products. The Company believes that its cryoablation products provide superior technology and greater functionality than ONCURA’s products, at a price that is competitive.

June 7, 2005
Page Eleven

In any future filings that include disclosure relating to the Company’s competitive position, the Company will expand its disclosure to clarify these points.

Item 3. Legal Proceedings – Page 23

22.	The disclosure concerning “insurance carriers agreed to fund ... total of $8.95 million in cash” appears to conflict with the disclosure in your Form 8-Ks filed December 28, 2004 and February 25, 2005. Please advise. Also, supplementally advise whether the “reservations and rights by the carriers” have had or may have a material effect on the amount to be paid by the carriers.

Response to Comment #22

As disclosed in the Form 10-K, the insurance carriers funded the total class action settlement amount of $8.95 million, subject to reservations of rights. Of the $8.95 million, the Company’s primary insurance carrier funded $1.25 million, the Company’s first excess insurance carrier funded $5 million and the Company’s second excess insurance carrier funded $2.7 million. As a result of the insurance settlements disclosed in the Form 8-K filings referenced in the Staff’s comment, the amounts funded by the Company’s primary insurance carrier ($1.25 million) and the Company’s second excess insurance carrier ($2.7 million) no longer are subject to reservations of rights. However, as disclosed in the Form 8-K filings, the Company remains in arbitration with the first excess insurance carrier. Therefore, the amount funded by the Company’s first excess insurance carrier ($5 million) remains subject to reservations of rights. If the first excess insurance carrier were to prevail in its rescission claim, then the Company would be required to repay $5 million to the first excess insurance carrier. In any future filings referring to the class action settlement or insurance arbitration, the Company will clarify this point.

23.	With a view toward disclosure, supplementally identify the “corporate governance measures” mentioned in the third paragraph.

Response to Comment #23

The corporate governance measures included in the settlement of the derivative action include:

•	new signature authorization and approval policy and procedures;

•	new sales order processing and invoicing procedures;

•	new contracts approval and management policies and procedures;

•	new credit policies;

June 7, 2005
Page Twelve

•	new purchasing controls;

•	new policies and procedures for cash management, collections and disbursements;

•	new policy for recognition and recording of revenues and expenses;

•	employee attestations;

•	employee training;

•	creation of a risk oversight committee;

•	updated employee handbook;

•	expanded corporate compliance program;

•	whistleblower hotline; and

•	upgraded accounting and finance department.

In any future filings referring to the settlement of the derivative action, the Company will clarify this point.

Holders – Page 25

24.	Supplementally analyze whether you are eligible to terminate the Exchange Act registration of your securities. If so, add a risk factor to your Form S-2 to explain the associated risks, including your ability to elect to terminate the registration and the associated public disclosure requirements at any time.

Response to Comment #24

Given that the number of its record holders is less than 300, the Company believes that it is eligible to terminate the Exchange Act registration of its securities. However, the Company’s Board of Directors and management have no intention of terminating the Exchange Act registration of the Company’s securities. To the contrary, as explained above, the Company is actively seeking to have its shares relisted on Nasdaq or AMEX. In addition, pursuant to the Registration Rights Agreement that the Company executed in connection with its March 2005 financing, the Company is contractually obligated to maintain the effectiveness of the Registration Statement (and use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act) until the earlier of (i) the date on which all shares covered by the Registration Statement have been sold or (ii) the date on which all shares covered by the Registration

June 7, 2005
Page Thirteen

Statement may be sold pursuant to Rule 144(k). Accordingly, the Company does not believe that there is any material risk with respect to termination of the Exchange Act registration of its securities.

Results of Operations – Page 28

25.	With a view toward clarified disclosure, please reconcile the paragraph following the table which mentions your receipt of a fee for the kit and technical services with your disclosure on page 34 that you can retain the entire procedure fee. When you retain the entire procedure fee, how do the doctors and medical facilities receive compensation? When you retain the entire fee or provide services, must you have a medical license?

Response to Comment #25

The medical facilities and licensed physicians separately bill Medicare, Medicaid and other payors for the technical and professional components of the cryosurgical treatments under their respective fee schedules. The Company is, in turn, a service provider to the medical facilities which pay the Company a fixed case rate for the Company’s services. This “procedure fee” is unrelated to reimbursements received by the medical facilities and is not contingent on the facilities’ ability to collect from their payors. The Company’s fee covers the rental use of a Cryocare Surgical System, costs of cryoprobes and other disposables and the services of a technician. The Company may provide all these components using its own equipment and staff, or the Company may outsource all or a portion of these components to a service provider. In either case, the Company receive the same procedure fee from the medical facility. As described in the Form 10-K, the medical facility pays the procedure fee to the Company and the Company then pays a portion of the procedure fee to a third-party service provider in situations where a third-party service provider contracts with the Company to perform the service component of the procedure. The fee that the Company pays is based on a pre-negotiated contract rate (included in cost of revenues) and varies according to the specific services that the Company purchases, but is less than the total fee that the Company receives from the medical facility.

By the “service component of the procedure,” the Company is referring to technical equipment services (such as installing argon gas tanks, connecting cryoprobes, monitoring the equipment, etc.), not the actual performance of the medical procedure, which is performed by the physician. The Company does not need a medical license to perform the technical equipment services. When referring to the procedure fee in future filings, the Company will clarify these points.

26.	Please tell us and disclose in future filings the amount of revenue recognized in 2004 resulting from payments received in 2004 for systems which had been excluded from revenues in prior years and the amount of amortization of deferred

June 7, 2005
Page Fourteen

systems revenues. Tell us and disclose in future filings the associated cost of revenues from these prior year sales that were recorded at the time of sale. Tell us the amount of sales and cost of sales related to Cryocare Surgical Systems that were formerly placement units. Explain to us in more detail the accounting policy related to the sales and cost of sales for these transactions and cite the accounting literature upon which you relied.

Response to Comment #26

The Company recognized approximately $297,000 of revenue in 2004, representing payments received for systems shipped in 2001 and 2002, which were excluded from revenues in prior years since collectibility was not reasonably assured at the time of sale. Also, in 2004, the Company recognized $349,000 in revenues deferred on three other systems sold in 2001. While the Company had previously collected the proceeds on these systems, the Company also contractually guaranteed a minimum of three monthly procedures at $2,500 each over periods ranging from 24 to 48 months. If fewer than three monthly procedures are performed, the Company agreed to pay the difference to its customers. As such, the revenue was deferred and recognized pro-rata over the guarantee period.

The Company recorded approximately $188,000 of cost of sales ($116,000 in 2001 and $72,000 in 2002) relating to these systems at the time of the initial sale. The Company expensed all costs associated with the sale of Cryocare Surgical Systems in the period of shipment since the units were in the physical custody of the Company’s customers and there was no assurance that the Company could recover these units or that their costs would be recoverable against revenues under the arrangement, net of the guarantee payments. Please note that since 2003, the Company has not entered into sales of Cryocare Surgical Systems with unusual collection risks or minimum procedure guarantees that would require the Company to delay or defer revenue recognition.

Accounting guidance in effect at the time of these transactions under Staff Accounting Bulletin (SAB) No. 101 “Revenue Recognition in Financial Statements”, Statement of Position (SOP) 97-2, “Software Revenue Recognition” (as modified by SOP 98-9), Emerging Issues Task Force (EITF) No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” and EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” supports the deferral of revenue until collection. Many of the transactions above were recorded after careful consideration based on the work performed in connection with the audit and restatement of the Company’s 2002 and prior financial statements.

The applicable language in SAB 101, SOP 97-2 / 98-9 and EITF No. 00-21 that supports the Company’s conclusions, is as follows:

June 7, 2005
Page Fifteen

SAB 101 states that “the staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Some revenue arrangements contain multiple revenue-generating activities. The staff believes that the determination of the units of accounting within an arrangement should be made prior to the application of the guidance in this SAB Topic by reference to the applicable accounting literature.”

SOP 97-02 states that “if an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

•	The price charged when the same element is sold separately,

•	For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace”

SOP 97-02 also states that “if sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. The following exceptions to this guidance are provided:

•	If the only undelivered element is PCS, the entire fee should be recognized ratably

•	If the only undelivered element is services that do not involve significant production, modification, or customization of software (for example, training or installation), the entire fee should be recognized over the period during which the services are expected to be performed.”

EITF No. 00-21, paragraph 9 states that “in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

June 7, 2005
Page Sixteen

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”

In accordance with SAB 101, where collectibility was not reasonably assured, revenue was recognized when collected (cash basis). For sales subject to minimum volume guarantees, SOP 97-2 and EITF 00-21 apply. The Company believes that the delivery of the systems and the guarantees represent two separate units of accounting (i.e., separate deliverables) in the sale arrangement. The “stand-alone” fair value of the delivered item (i.e., the system) was known as a majority of the Company’s systems are sold without guarantees. However, objective and reliable evidence of the fair value of the guarantee did not exist since there were very few similar transactions, the Company did not “sell” guarantees separately, and the Company did not charge a “premium” for such guarantee. Absent the ability to objectively support the fair value of all components in the transaction, the entire revenue from the sale was recognized ratably over the guarantee period. For the one system where the maximum guarantee obligation (assuming no procedures would be performed) exceeded the total sales price (i.e., the 48 month guarantee), amortization of the deferred revenue was delayed until the remaining maximum guarantee obligation was not more than the sale price. The Company believes this was appropriate and conservative. Also, since the amounts involved were not material to net losses for 2004, these amounts were not separately disclosed.

In 2004, the Company began selling refurbished placement units to international customers since these units are mostly used in lung / liver procedures which do not require the Company’s latest technology. With respect to placement units, the Company’s policy is to record revenue for the sale price and the net book value of the placement unit at the time of sale as cost of sales. Sales and cost of sales related to systems that were formerly placement units totaled $335,000 and $70,000, respectively, in 2004.

27.	With a view toward clarified disclosure, tell us what you mean by the disclosure on page 29 “costs on royalty revenue from CryoCath.” Also tell us how those costs were eliminated.

Response to Comment #27

In September 2001, the Company entered into an exclusive market access and supply agreement with CryoCath. Under this agreement, CryoCath obtained an exclusive worldwide right to market, sell and distribute the Company’s cryosurgical technologies for the targeted treatment of cardiac arrhythmias. The agreement required CryoCath to pay license fees and to make minimum product purchases. The Company recorded revenues for products purchased by CryoCath and cost of sales for the related product costs.

June 7, 2005
Page Seventeen

On April 14, 2003, the Company sold its cardiac-related product manufacturing operations and licensed the related intellectual property to CryoCath. In connection with this sale and license, the Company terminated its exclusive market access and supply agreement with CryoCath. Under the terms of the sale and license agreement, the Company transferred all of its manufacturing assets and inventory related to the cardiac product line to CryoCath and agreed to exclusively license its proprietary technology to CryoCath for cardiovascular uses. The terms of the agreement included the payment by CryoCath of $10 million during 2003 in addition to the payment by CryoCath of a nine-year descending royalty stream based on net sales of products incorporating the licensed technology. As discussed in the Company’s response to Comment #40, the $10 million was recorded as gain on sale on April 14, 2003.

As a result of the April 14, 2003 transaction, the revenue and related cost of sales under the pre-existing license agreement for product sales to CryoCath were replaced by royalty payments beginning in 2004.

Liquidity and Capital Resources –Page 33

28.	Please supplementally advise of the status of the negotiations concerning your tax obligations.

Response to Comment #28

The Company currently is negotiating with each taxing jurisdiction to resolve past due taxes but has not yet reached any settlement agreements. The Company has recorded liabilities based on the customary look-back periods for each state and estimated interest and penalties due. If the negotiated settlements are less than the amounts accrued, the Company will release the difference when the Company obtains written agreements from each taxing jurisdiction.

Contractual Obligations – Page 33

29.	Please revise future filings to ensure that you disclose all of your purchase obligations, or tell us why the current presentation excluding purchase orders less than $100,000 is appropriate.

Response to Comment #29

The Company will revise future filings to ensure that it discloses all of its purchase obligations in the table of contractual obligations.

June 7, 2005
Page Eighteen

Item 9A. Controls and Procedures

30.	In future filings, please describe in greater detail the changes to your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Response to Comment #30

In future filings, if applicable, the Company will describe in greater detail the changes in its internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

Part III – Page 36

31.	We will provide any comments on your recently filed Part III disclosure separately.

Response to Comment #31

The Company acknowledges the Staff’s comment.

Consolidated Statements of Operation – Page F-2

32.	We note that you derive revenues from the provision of services. If you derive income from more than one of the subcaptions of Rule 5-03.1 of Regulation S-X, then you should separately reflect both the revenues and related cost of sales for each subcaption where the total revenues from that subcaption represent more than 10% of your total revenues. See Item 5-03(b) of Regulation S-X.

Response to Comment #32

Under “Results of Operations” in “Management’s Discussion and Analysis” in the Form 10-K, the Company separately reflects both revenues and related cost of sales under several subcaptions that are not separately reflected in the Consolidated Statements of Operations on page F-2.

The Company is a medical device company providing cryosurgical products for the treatment of cancer and tumors. The Company also has a complementary urological product line for the non-pharmaceutical treatment of erectile dysfunction, which often results from prostate diseases and treatments. While the Company’s current focus is prostate cancer, the Company’s products also have applications for treatment of tumors in the lung, liver and bone pain management. Since the Company’s technology is relatively new, to gain market acceptance, the Company is actively involved in the delivery of its technology to physicians and patients beyond the sale of cryosurgical equipment and consumables. Accordingly, the Company has entered into agreements to provide bundled services to medical facilities, where the Company charges a global procedure fee that includes the transportation and rental use of a Cryocare Surgical System, consumables and technician support, all of which are

June 7, 2005
Page Nineteen

essential to facilitate adoption of the Company’s technology. Such services are incidental to the performance of a cryosurgical procedure and are not “sold” on a standalone basis.

Where the Company provides “bundled” services in cryosurgical procedures, which account for approximately 54% of the Company’s total 2004 revenues, the Company does not allocate pricing between the product and the service components in the Company’s customer contracts, in the Company’s billings or in the Company’s accounting records. Bifurcating the revenue would require assumptions and judgmental allocations that may not necessarily provide the accuracy and clarity intended. Cost of revenues for direct sale of cryoprobes, disposables and bundled procedures fees are generally recorded in the same general ledger account and would require an invoice by invoice review to quantify those costs for bundled procedure fees. In addition, certain costs in providing bundled services, such as depreciation of placement units and technician salaries are fixed period charges and do not fluctuate with the volume of procedures performed. Since these costs support the overall delivery of the Company’s technology into the marketplace and are incidental to the performance of the cryosurgical procedures, designation of such costs as cost of sales for the “service” component of the Company’s revenue would distort the related gross margin.

However, the Company does recognize that providing information on the components of revenues and cost of sales for each of the Company’s four major product lines is important to the investing public in light of the Company’s business model. The Company has provided such information under “Results of Operations” in “Management’s Discussion and Analysis” in the Form 10-K. The Company will consider incorporating such information into the notes to the consolidated financial statements in future filings.

33.	Please tell us why you classified the gain and loss on divestitures in 2003 and 2004 within non-operating income and expenses and not within your loss from operations. See paragraph 45 of SFAS 144.

Response to Comment #33

The Company acknowledges that SFAS 144 provides that gain and loss on disposals be included in income from operations. The Company reported a net gain on divestitures in 2003 of $8.6 million and a net loss of $0.7 million in 2004, both as a single line item in non-operating income. These divestitures were undertaken as a result of the Company’s decision in 2003 to refocus on core product lines and competencies. They are non-recurring in nature and are not a part of the Company’s normal operations. The Company has completed all divestitures and no further activities are planned. The Company believes that in this case, reporting divestitures in earnings from operations would distort its true operating results. Operating income (loss) is a key performance measure used by the Company’s stockholders and customers. Inclusion of the divestitures in operating income would actually reduce the operating loss in 2003 from $34.0 million to $25.4 million and increase the operating loss in 2004 by less than 2%. This depicts a trend of earnings very different from true operating

June 7, 2005
Page Twenty

results. Inclusion of divestiture gains and losses in operating income may also potentially mislead investors regarding the future operating expense structure of the Company. Therefore, the Company selected this presentation with a view towards conservatism and clarity of communication regarding the Company’s operating results. The Company took additional caution to provide substantial disclosure of the amounts and terms of the sale transactions in the footnotes to the financial statements to enable the financial statement users to evaluate the impact of these transactions on current and future operations.

Revenue Recognition – Page F-9

34.	We note your disclosure on page 34 that you reduce revenues for customer concessions, and defer revenue recognition for minimum procedure guarantees and contingent payment arrangements. Please tell us and disclose in future filings the nature of the concessions and contingent payment arrangements and how you account for each and why. Cite the accounting literature upon which you relied. Please supplementally quantify the amounts of each program for the periods presented.

Response to Comment #34

As discussed in the response to Comment #26, beginning in 2003, the Company has not entered into transactions which provide contingent payment terms, minimum procedure guarantees or concessions that would require the Company to defer or delay revenue recognition. However, the Company has continued to account for transactions from 2002 and prior where the Company has continuing obligations. In the response to Comment #26, the Company cites the accounting literature upon which the Company relied.

Certain 2002 and prior transactions included the following concessions or terms which required that revenues be deferred or reversed: (a) discounts in the form of interest buy-downs; (b) advertising, marketing and educational grants; (c) free equipment; (d) credit for trade-in of competitor equipment; (e) agreement to provide interim storage with no fixed delivery dates; (f) extended payment period beyond the stated 90 day term; (g) guarantee of a minimum number of monthly procedures; (h) sale that was contingent on attaining target volume; and (i) payment that was contingent on successful financing, formation of partnership, or resale. These terms were provided through verbal or written supplemental agreements entered into contemporaneous with or after the initial sale.

As part of the 2002 audit and the reaudits of the 2001 and 2000 financial statements, the Company evaluated each system sale transaction and applied the revenue recognition criteria under SAB 101, SOP 97-2 (as modified by SOP 98-9), EITF 01-9 and EITF 00-21 as discussed in the response to Comment #26 to determine the amount of revenue to be recognized and the appropriate periods in which the revenue should be recorded. In general, for sales where payments have been received, the Company determined the earliest date on

June 7, 2005
Page Twenty-One

which all revenue recognition criteria were met and recorded the sale in that period. Discounts, whether in the form of grants, free equipment or interest buy-downs, were deducted from revenue. Where the Company accepted equipment trade-in, the Company evaluated the fair value of the equipment received based on market quotes and recorded a discount against revenue to the extent the credit given exceeded the fair value. Where the Company has continuing obligations (such as minimum guarantees), the Company deferred and amortized the collected payments over the guarantee period. For systems where the Company did not receive any collections, primarily due to the customer’s inability to secure financing, form a partnership or resell the unit, or customers asserting that contingent terms have not been met, the sales were recorded on the cash basis. Amounts for each program in 2002 to 2004 are as follows:

In 2002, the Company did not record revenues for approximately $3,769,000 in sales where collectibility was contingent or not reasonably assured; however, the related cost of the systems was expensed upon shipment. Cost of sales in 2002 with no corresponding revenue was approximately $600,000. In 2003 and 2004, the Company collected and recorded $610,000 and $246,000, respectively, in revenues from systems sold in 2002 and prior. In addition, in 2002, the Company recorded $500,000 in revenues for systems shipped in 2001 but held in company-controlled sites until 2002 when the customers took possession of the equipment. The Company also recorded approximately $896,000 in revenue deductions (i.e., discounts), including (a) $158,000 in grants and interest buy-downs to system customers, (b) $180,000 of invoice credit in excess of the fair value of trade-in equipment, and (c) $558,000 in volume discounts to CryoCath in accordance with the Company’s distribution agreement. Finally, in 2002, the Company granted minimum volume guarantees to three customers who purchased systems in 2001. Two of the agreements expired in 2004 and one continued through 2006. The related costs of sales were expensed in 2001 upon shipment (approximately $100,000) but the revenues collected on these systems totaling $549,000 were deferred and amortized over the guarantee periods. $52,000, $148,000 and $349,000 were amortized into income in 2002, 2003 and 2004, respectively. In 2004, the Company obtained a release from the last guarantee obligation scheduled to expire in 2006 for a payment of $206,000, which was expensed.

Since 2003, the Company has only offered concessions to certain strategic customers in very limited circumstances. Except in instances discussed below, the Company did not grant concessions in 2003 and 2004 other than customary trade discounts, which are deducted from revenue. As of December 31, 2004, the Company has no outstanding guarantee obligations or contingent payment arrangements and does not expect to enter into any such arrangements in the future. Revenues in 2003 and 2004 are generally recorded in the period of shipment or service, with little variability other than estimation of bad debts in the normal course of business.

June 7, 2005
Page Twenty-Two

Concessions granted in 2004 include:

a.	Concessions valued at $110,000 (which approximates the manufacturing cost for the units) to one customer who purchased a Cryocare Surgical System, which include the right to trade-in an older machine for a new Cryocare CS unit at no charge (valued at $55,000), free software upgrades (de minimis value), and a free unit (valued at $55,000) after the customer purchases five systems.

b.	Option for one customer to trade-in seven previously purchased systems for four new CS units at no cost, upgrade an additional five older systems for five CS units at $75,000 to $105,000 each and receive one-time free software upgrade for systems in use during 2003.

c.	Right for one customer to trade-in an older system for a new CS unit in connection with service agreement amendment.

Using the criteria referenced in the response to Comment #26, FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and APB No. 29 “Accounting for Non-Monetary Transactions,” the Company concluded that the specified-price trade-in and system upgrade rights discussed under (a) above are separate units of accounting (i.e., separate deliverables) in a multiple-element arrangement. Since the “stand-alone” fair value of the delivered items (the older unit) and the undelivered items (the new CS units) are known, the total consideration is allocated to each component based on its relative fair value. At the trade-in date, the unit received will be recorded at fair value (which approximates the depreciated book value) and the excess of the cost of the new CS system over the fair value of the older equipment will be expensed as cost of sales. Since the older unit is not expected to have significant value on the trade-in date, the cost of the new CS unit ($55,000) has been expensed and accrued in 2004. The cost of the free unit will be accrued prorata (i.e., recorded as a discount and deferred revenue) over the five systems as each unit is sold. At December 31, 2004, the Company has deferred $11,000 with the sale of the first of the five systems, which is one-fifth the cost of a new unit (approximately $55,000).

Concessions in (b) and (c) were granted subsequent to the original sale as part of the Company’s current efforts to replace the older generation of systems in service with newer technology introduced in 2004 and were not contemplated at the original sale. On the trade-in date, the older systems will be recorded at their depreciated cost (not higher than fair value) and the difference between the cost of the new units and the depreciated cost of the old units will be expensed. A liability for the trade-in guarantee has not been recorded since the amount is not significant. The option to upgrade the remaining five units for cash can be exercised independent of the other elements in the transaction. Since the upgrade fee will exceed the related costs of the new systems, the sale and related gain will be recorded when the customer exercises this option. The software upgrade is perfunctory in nature and does not involve a significant incremental cost to the Company. As such, actual costs can be expensed when incurred.

June 7, 2005
Page Twenty-Three

35.	We note that the majority of your ongoing revenues are derived from “cryoprobes, disposables and bundled procedure fees.” Please tell us the amount of revenues derived from bundled procedure fees in each period presented, including the latest interim period. Also tell us the amount of revenues and cost of revenues related to bundled procedure fees where you do not own the equipment and provide the service, if available. You state on page 34 that in many instances, the equipment used in these procedures is owned by a third-party who contracts with you to perforce the services. You state that these third-party service providers are usually entities owned or controlled by the urologists who perform the cryosurgical procedure. Please tell us in more detail about the significant terms of these agreements. Discuss the parties to the transaction and any relationship between the parties. In your response, tell us why you record these revenues gross and not net by addressing the indicators in EITF 99-19.

Response to Comment #35

The amount of revenues derived from bundled procedure fees was approximately $5.4 million in the quarter ended March 31, 2005, $17.5 million in 2004 and $13.9 million in 2003. For 2002, information is not readily available. Revenues for bundled procedures are recorded at the global price (i.e., $5,000), and do not distinguish between revenue associated with the probes and the service component. Such components could be different for each procedure and for that reason are not separately tracked. Similarly an accounting of the manufacturing cost of the probes and service cost in bundled procedures is not available. Cost of revenues for cryoprobes and disposables sold directly to customers and those used in bundled procedures are recorded in the same general ledger cost accounts. The Company also does not separately track revenues and cost of revenues related to bundled procedures where the Company provides the equipment and service and those procedures where a service provider is used.

The Company’s agreements with service providers generally allow that for providing the service (which may include the services of a technician and mobilizing the equipment) the Company will pay a negotiated service fee between $2,000 and $2,500. This fee varies depending on the specific services the Company purchases – if the provider supplies the system, other equipment, the technician or any combination thereof. The Company invoices the customer (the hospital or surgical center) and records the liability for the service fees in the same period. The providers include independent third parties and partnerships in which the Company holds an interest along with other urologists. The Company purchased the general and certain limited interests in these partnerships from U.S. Medical Development, Inc. and their affiliates in September 2002. These partnerships were controlled by the Company and contracted exclusively with the Company under similar service agreements as independent providers. The fees the Company paid to these partnerships were eliminated in consolidation such that only the costs incurred by the partnerships in providing the services

June 7, 2005
Page Twenty-Four

were included in the consolidated cost of sales. The Company has sold its interests in these partnerships effective December 30, 2004. However, they will continue to provide services to the Company under existing agreements.

The Company meets the criteria in EITF 99-19 to record revenues on a gross basis. The Company is the primary obligor in its contracts with the medical facilitates and service provider. These contracts are separate (i.e., not inter-related) and contain no pass-through provisions. The Company retains the risks and rewards of a principal in these transactions. Under the hospital contracts, the Company has general inventory risk including physical loss, latitude in pricing with its payors/customers, discretion over the manner in which services are provided (subject to medical guidelines) and the selection of suppliers. The Company also has credit risk related to the amounts billed to the medical facilities since the Company’s ability to collect is not contingent upon the facility’s ability to collect from its payors. Similarly, the Company has the sole obligation to pay its service providers, irrespective of the Company’s ability to collect from the medical facilities.

36.	Please tell us the difference between a loan of a mobile Cryocare Surgical System and the consignment of a system. See disclosure on page 34. Tell us the significant terms of your agreements related to each and how and why you account for those agreements. Cite the accounting literature upon which you relied. Also tell us why the total cost of units placed has decreased from 2003 to 2004 if your operational strategy relies upon increasing the placement of units to drive sales of disposables.

Response to Comment #36

The distinction between the circumstances when the Company “loans a mobile Cryocare Surgical System to a hospital” and when the Company “consigns a stationary Cryocare Surgical System with the hospital under our placement program” relates to the physical location of the equipment, although both are accounted for under the Company’s “placement” program as discussed below. A mobile Cryocare Surgical System that is loaned to a hospital is generally kept in the physical possession of a Company technician who is responsible for mobilizing the equipment for procedures. A stationary Cryocare Surgical System that is consigned with a hospital is generally physically kept at the hospital location between procedures. In both cases, the equipment is owned by the Company and the Company bears the ultimate risk and rewards of ownership, including the risk of loss. In accordance with SAB No. 104, the equipment is accounted for as property, plant and equipment subject to depreciation over the estimated useful life of three years. For units placed at the hospitals, the agreements generally stipulate that the equipment is Company-owned and set forth the standards of care under which the equipment must be maintained. The Company pays all insurance, related taxes and repairs and maintenance expense. The facilities are not charged a fee unless the equipment is used in a procedure.

June 7, 2005
Page Twenty-Five

The decrease in the total cost of units placed is the result of the overall age of the equipment with systems increasingly being fully depreciated (though the unit may remain in circulation), and selective placement at high volume locations. In addition, while the Company’s strategy does indeed rely on increasing the number of placement units in circulation to drive sales of disposables and the number of cryosurgery procedures, the Company is attempting to balance this with the need to preserve the service area of the Company’s existing system customers where introduction of a placement unit would be dilutive, so that the Company’s customers can also increase the sales of disposables and cryosurgery procedures performed.

37.	We note that the “timing of payments received and the recognition of such payments as revenue under collaborative arrangements and strategic alliances” have caused your operating results to fluctuate in the past and can be expected to cause those operations to “fluctuate from time to time in the future.” See page 11 of your Form S-2. Please tell us in more detail about how the timing of payments caused your operating results to fluctuate. Explain the parties, significant terms, rights, and obligations of your collaborative arrangements and strategic alliances. Discuss how these collaborative arrangements and strategic alliances have caused your operating results to fluctuate in the past. Quantify the impact for each of the periods presented and tell us where you discuss the accounting for this revenue in the notes to your financial statements and the fluctuations one your operations in your MD&A.

Response to Comment #37

The collaborative arrangements or strategic alliances that the Company referenced were disclosed in Footnote 11 to the consolidated financial statements in the 2004 Form 10-K, including relevant terms. At present, the only agreement where the Company receives royalties is the agreement with CryoCath Technologies, Inc. as a result of the sale of the Company’s cardiac product line to CryoCath in April 2003 as discussed in Footnote 7. The royalties are based on net sales as defined and could be affected by volume, competing technologies and obsolescence. Although the amount of royalties to date has not caused material fluctuations in the Company’s operating results, this could occur in the future. The Company may also enter into agreements in the future that will introduce volatility into the Company’s operating results. The language in the risk factor referenced in Comment #37 was intended to alert investors to the fact that in the future the Company may become party to such collaborative arrangements or strategic alliances.

Stock-Based Compensation – Page F-14

38.	Please tell us why you reflect volatility factors of 1.14 and 1.57 in fiscal 2002 and 2003, respectively. These amounts appear low, especially in relation to your volatility factor of 88.6 in fiscal 2004.

June 7, 2005
Page Twenty-Six

Response to Comment #38

The volatility factor of 88.6 is a print error – it should read 0.89. The Company respectfully requests that the Staff permit this number to be corrected when the 2005 Form 10-K is filed. The Company determined the volatility factors in accordance with FAS 123 based on expected life of five years, periodic stock price observations, a risk free interest rate equal to the Federal Reserve rate on five year constant maturity securities.

Note 5. Asset Impairment – Page F-16

39.	We note your reference to an “independent third-party, appraiser” in this note, on page 30 in MD&A, and on page 12 of your Form S-2. Please note that if you elect to continue to make such a reference and intend to incorporate your Form 10-K by reference in any registration statement you will be required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value for impairment purposes. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, you should disclose the method and significant assumptions used in determining the fair value.

Response to Comment #39

The Company has revised the disclosure in the Form S-2 to indicate that management considers a number of factors, including valuations or appraisals, when estimating fair value. The revised disclosure also indicates that management is responsible for the valuation. The Company will make similar disclosures in future filings. The Company respectfully requests that the Staff not require the Company to amend the Form 10-K to make any corresponding changes.

Cryosurgical Products of Cardiac Applications – Page F-19

40.	Please tell us the significant terms and your rights and obligations under the agreement with CryoCath. Tell us why none of the proceeds from the sale of your Cryosurgical products were allocated to the 12-year non-compete agreement. Additionally, we note that you are required to attend quarterly and annual technical update meetings through 2014. Tell us more about the nature and purpose of these meetings. Discuss your considerations of this and other continuing obligations under the agreement in determining that 100% of the gain on the sale should be recorded in 2003. In addition, explain why you recorded revenues and cost of revenues from product lines divested in 2003 during 2004.

June 7, 2005
Page Twenty-Seven

Response to Comment #40

Under its agreement with CryoCath, the Company transferred all of its manufacturing assets and inventory related to the cardiac product line to CryoCath and exclusively licensed to CryoCath for cardiovascular uses the Company’s proprietary technology associated with the Surgifrost system – a cryoablation system designed to treat cardiac arrhythmias. Terms of the agreement included the payment by CryoCath to the Company of $10 million, of which the Company had collected $7.5 million as of December 31, 2003 and an additional $2.5 million in January 2004. The agreement also calls for the payment by CryoCath to the Company of a nine-year descending royalty stream based on net sales of the Surgifrost system. In addition, the Company has agreed to provide the following: (a) 200 hours of manufacturing services within 10 weeks after closing; (b) 115 hours of research and development (R&D) services within 9 months after closing; and (c) annually through the twelfth anniversary, upon reasonable request by CryoCath, the Company will conduct quarterly and annual technical meetings to describe improvements to the licensed argon-based technology, answer related questions, and provide written or electronic materials. However, the Company has no obligation to provide any information other than that related to the licensed technology or to develop, create or produce material for cardiovascular uses. Under the agreement, CryoCath’s sole remedy for a breach relating to the manufacturing services or R&D services is re-performance of the services. To date, the parties have mutually decided to hold only one technical update meeting, which occurred on May 17, 2005.

The Company believes that its continuing obligations under the agreement are perfunctory and inconsequential in nature. They primarily involve assistance with the technology transfer and providing periodic technology updates to CryoCath if and when available. The manufacturing and R&D services were completed within a short time period (three to nine months) by the Company’s in-house staff at no incremental costs after the sale. Likewise, the quarterly and annual meetings do not involve significant efforts or costs by the Company. The Company is entitled to retain the full $10 million even if the Company terminates the agreement for breach before satisfying all conditions. As such, $10 million proceeds were recorded on the date of the sale and the royalties are received and recorded as revenue each quarter.

Under the non-compete provisions, the Company will not engage in any business using cryotherapy applications for cardiovascular diseases and CryoCath will not engage in any business using cryotherapy applications for urological applications. The Company did not allocate any of the proceeds to the non-compete agreement. The Company determined that the non-compete provisions did not have significant value because, as a practical matter, CryoCath (our former cardiac product distributor) does not have the desire, technology and know-how to enter the urology market, given the Company’s intellectual property position.

June 7, 2005
Page Twenty-Eight

After the sale in April 2003, the Company has not recorded revenues and costs of sales related to product sales under the cardiac line. 2003 CryoCath revenues and cost of sales disclosed on page 28 of the 2004 Form 10-K represent activities through the date of sale. 2004 revenues represent royalty payments.

Note 14. Subsequent Events – Page F-33

41.	Please tell us how you plan to account for the warrants and the related registration rights agreement and why. See EITF 00-19, SFAS 133 and 150.

Response to Comment #41

On March 11, 2005, the Company completed a private placement of 5,635,378 shares of its common stock and detachable warrants to purchase 3,944,748 common shares at an offering price of $2.77 per share, for aggregate gross proceeds of $15.6 million. Transaction costs were $0.9 million, resulting in net proceeds of $14.7 million. 1,972,374 of the warrants have an initial exercise price of $3.50 (Series A warrants) per share and 1,972,374 warrants have an initial exercise price of $4.00 (Series B warrants) per share.

The warrants initially are exercisable at any time during the next five years for cash only. The warrants may be exercised on a cashless exercise basis in limited circumstances after the first anniversary of the closing date if there is not an effective registration statement covering the resale of the shares underlying the warrants. Each warrant is callable by the Company at a price of $0.01 per share underlying such warrant if the Company’s stock trades above certain dollar thresholds ($6.50 for the Series A warrants and $7.50 for Series B warrants) for 20 consecutive days commencing on any date after the effectiveness of the registration statement, provided that (a) the Company provides 30-day advance written notice (Notice Period), (b) the Company simultaneously calls all warrants on the same terms and (c) all common shares issuable are registered. Holders may exercise their warrants during the Notice Period and warrants which remain unexercised will be redeemed at $0.01 per share.

In accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock, (EITF 00-19), the Company has allocated a portion of the offering proceeds to the warrants based on their fair value estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.9%; expected life of 3 years and volatility of 95%. The fair value of the warrants (less a discount related to the call provision) was preliminarily estimated to be $3.2 million on the closing date of the transaction and was recorded as additional paid-in capital.

Item 15. Exhibits, Financial Statements and Schedules

42.	Please clarify which exhibits are the subject of a confidential treatment request.

June 7, 2005
Page Twenty-Nine

Response to Comment #42

In the Form S-2 exhibit list and related index, the Company has clarified that Exhibit 2.8 is the only exhibit that is the subject of a confidential treatment request. Exhibit 2.8 is the Asset Purchase Agreement and Technology License Agreement, dated as of April 14, 2003, by and between the Company and CryoCath Technologies, Inc.

* * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.

Very truly yours,

/s/ Steven G. Rowles

Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc.
Kevin Keating, Endocare, Inc.